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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-2(a)
Torch Energy Royalty Trust
(Name of Issuer)
Units of Beneficial Interest
(Title of Class of Securities)
891013104
(CUSIP Number)
Douglas C. Neff, 19800 MacArthur Boulevard, Suite 700, Irvine, California 92612, (949) 851-2121
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	891013104	SCHEDULE 13D	Page	2	of	11

1	NAMES OF REPORTING PERSONS: FAIRCHILD ENERGY INVESTMENT CO. LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-8179930

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		604,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		604,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

604,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) The number of outstanding Units of Beneficial Interest for purposes of this calculation consists of 8,600,000 units outstanding as of September 30, 2006.

2

CUSIP No.	891013104	SCHEDULE 13D	Page	3	of	11

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
DOUGLAS C. NEFF

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		604,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

604,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

604,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN, HC
(1) The number of outstanding Units of Beneficial Interest for purposes of this calculation consists of 8,600,000 units outstanding as of September 30, 2006.

3

CUSIP No.	891013104	SCHEDULE 13D	Page	4	of	11

Item 1. Security and Issuer.
     This statement on Schedule 13D (the “Statement”) is related to the units of beneficial interest (the “Units”), of Torch Energy Royalty Trust, a Delaware trust (the “Trust”). The principal executive offices of the Trust are located at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890.
Item 2. Identity and Background
     (a) — (c) This Statement is being filed by Fairchild Energy Investment Co. LLC (“Fairchild”), and Douglas C. Neff (each, a “Reporting Person” and, collectively, the “Reporting Persons”).
     As of the date of this filing, the Reporting Persons are the beneficial owners of, in the aggregate, 604,000 Units, representing approximately 7.0% of the Units presently outstanding.
     Fairchild is a Delaware limited liability company formed to engage in the business of acquiring, holding and disposing of investments in various companies. Douglas C. Neff is the manager of Fairchild and has sole management control of Fairchild and the sole investment and voting control over the securities held by Fairchild, including the Units in the Trust. As a result, Mr. Neff may be deemed to be the beneficial owner of any securities deemed to be beneficially owned by Fairchild. The foregoing should not be construed as an admission by Fairchild or Mr. Neff as to beneficial ownership of securities held by Fairchild.
     Mr. Neff’s present principal occupation or employment is acting as the President of IHP Capital Partners, an investment firm specializing in real estate marketing, development and investment services with corporate headquarters located at 19800 MacArthur Boulevard, Suite 700, Irvine, California 92612.
     The business address of Fairchild and Mr. Neff is 19800 MacArthur Boulevard, Suite 700, Irvine, California 92612.
     (d) — (e) During the last five years, neither of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Neff is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     As of January 25, 2007, Fairchild had acquired 39,500 of its Units in the Trust in open market transactions for an aggregate (including broker’s fees and commissions) of approximately $281,288.01. Fairchild acquired 564,500 of its Units pursuant to contribution agreements in exchange for membership interests in Fairchild valued at the cost basis of the Units in the hands of the contributing member. The aggregate cost basis of all Units contributed to Fairchild was $3,946,929.10. The transactions effected in the past 60 days are described in the attached Schedule I.
     All open market purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. In such instances, the

CUSIP No.	891013104	SCHEDULE 13D	Page	5	of	11
positions held in the margin account are held as collateral security for repayment of debit balances in the accounts.
Item 4. Purpose of Transaction.
     Each of the Reporting Persons acquired beneficial ownership of the Units for investment purposes. Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Trust on a continuing basis. Depending on various factors including, without limitation, the price levels and trading volume of the Units, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Trust as they deem appropriate including, without limitation, maintaining their current level of investment in the Units, purchasing additional Units in the open market, in privately negotiated transactions or otherwise, selling or otherwise disposing of any or all of the Units beneficially owned by them in the open market, in privately negotiated transactions or otherwise, taking any other action with respect to the Trust or the Units in any manner permitted by law or changing their intention with respect to any or all matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer.
     (a) - (b) As of the date hereof, Fairchild beneficially owns an aggregate of 604,000 Units, representing 7.0% of the Units presently outstanding based upon the 8,600,000 Units reported by the Trust to be issued and outstanding as of September 30, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006. Fairchild has sole voting and dispositive power with regard to the 604,000 Units. As the sole manager of Fairchild and the person with the power to direct Fairchild’s voting and disposition of the Units in the Trust, Douglas C. Neff has shared voting and dispositive power and may be deemed to beneficially own the 7.0% Units owned by Fairchild. Mr. Neff disclaims beneficial ownership of the Units owned by Fairchild except to the extent of his pecuniary interest therein.
     (c) The transactions effected by the persons named in Item 5(a) above during the past 60 days are described in the attached Schedule 1.
     (d) The members of Fairchild receive dividends and the proceeds of the sale of the Units in the Trust. No such member holds an interest that relates to more than 5% of the class.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

CUSIP No.	891013104	SCHEDULE 13D	Page	6	of	11

Exhibit	Description
99.1	Joint Filing Agreement of the Reporting Person

CUSIP No.	891013104	SCHEDULE 13D	Page	7	of	11
SCHEDULE I
     The Units have been acquired by Fairchild in exchange for membership interests and in open market purchases. Four members of Fairchild contributed Units to Fairchild in exchange for membership interests pursuant to contribution agreements dated as of January 2, 2007, although the Units were not deposited into Fairchild’s account until January 24, 2007.
     The following table sets forth all transactions with respect to Units effected in the past sixty (60) days by any of the Reporting Persons inclusive of any transaction effected as of 5:30 p.m. Standard Eastern Time, on January 24, 2007.

Name	Date	Units Purchased	Transaction Type
Fairchild	1/2/07	262,500	Capital Contribution[1]
Fairchild	1/2/07	246,100	Capital Contribution[2]
Fairchild	1/2/07	52,800	Capital Contribution[3]
Fairchild	1/2/07	3,100	Capital Contribution[4]
Fairchild	1/23/07	26,200	Open Market[5]
Fairchild	1/24/07	13,300	Open Market[6]

(1)	Pacific Land & Investment Company LLC, a Delaware limited liability company (“PLI”), of which Douglas C. Neff acts as a manager, contributed 262,500 Units to Fairchild in exchange for a membership interest valued at $1,902,516.80, PLI’s cost basis in such Units. PLI purchased 1,800 of these Units on the open market on December 26, 2006 at $6.15 per Unit for a total cost of $11,070. Other than the December 26, 2006 purchase and the contribution to Fairchild, PLI has not engaged in any transactions in the Units during the past sixty (60) days. All Units beneficially owned by PLI were contributed to Fairchild.

(2)	Douglas C. Neff, a Reporting Person, contributed, through a trust, 246,100 Units to Fairchild in exchange for a membership interest valued at $1,671,055.30 (subject to outstanding balances in a margin account), Mr. Neff’s cost basis in the Units. Other than the purchases set forth in the table below and the contribution to Fairchild, Mr. Neff has not effected any transactions in the Units during the past sixty (60) days. Mr. Neff has contributed all Units beneficially owned by Mr. Neff to Fairchild.

The following is a table which sets forth all transactions with respect to the Units beneficially owned by Douglas C. Neff during the past sixty (60) days. All of the Units beneficially owned by Douglas C. Neff, including the Units in the table below, have been contributed to Fairchild.

CUSIP No.	891013104	SCHEDULE 13D	Page	8	of	11

All transactions described below were effected in the open market and the total cost of each trade includes commissions and fees. The per Unit prices below do not include commissions and fees.

Date	Number of Units	Price Per Unit	Total Cost
12/26/06	17,700	$6.25	$111,153.59
12/27/06	6,000	$6.43	$38,750.90
12/28/06	6,000	$6.67	$40,189.10
12/29/06	46,200	$6.84	$317,262.92
1/03/07	30,000	$6.60	$201,617.90
1/16/07	25,200	$6.60	$166,910.06
1/17/07	32,300	$6.80	$220,544.07
1/18/07	22,300	$6.80	$152,211.55
1/19/07	56,300	$6.97	$393,646.87
1/22/07	4,100	$6.99	$23,777.52
Total Units contributed: 246,100

Total cost of contributed Units: $1,671,055.30

Total commissions paid: $4,912.14

(3)	A member contributed 52,800 Units to Fairchild pursuant to a contribution agreement in exchange for a membership interest in Fairchild valued at $351,931.05, Such member’s cost basis in the Units. The member has not engaged in any transactions in the Units, other than the contribution to Fairchild, during the past sixty (60) days. All Units beneficially owned by the member were contributed to Fairchild.

(4)	Another member of Fairchild contributed 3,100 Units to Fairchild in exchange for a membership interest valued at $21,426.05, such member’s cost basis in the Units. Such member has not engaged in any transactions in the Units, other than the contribution to Fairchild, during the past sixty (60) days. All Units beneficially owned by such member were contributed to Fairchild

(5)	On January 23, 2007, Fairchild purchased 26,200 Units on the open market at a per Unit price of $7.10 for an aggregate purchase price of $185,999.04. Fairchild paid total commissions and fees of $657.90 on this transaction.

(6)	On January 24, 2007, Fairchild purchased 13,300 Units on the open market for an aggregate purchase price of $94,298.57. Fairchild paid total commissions and fees of $2.90 on this transaction.

CUSIP No.	891013104	SCHEDULE 13D	Page	9	of	11
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2007	FAIRCHILD ENERGY INVESTMENT CO. LLC

	By:	/s/ Douglas C. Neff

Name: Douglas C. Neff
Title: Manager

/s/ Douglas C. Neff

DOUGLAS C. NEFF

CUSIP No.	891013104	SCHEDULE 13D	Page	10	of	11
EXHIBIT FILED WITH THIS SCHEDULE

Exhibit	Description
99.1	Joint Filing Agreement of the Reporting Person